February 10, 2022

VIA EDGAR TRANSMISSION

Ms. Brittany Ebbertt/Ms. Kathleen Collins

Senior Staff Accountant/Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Atento S.A.
Form 20-F for Fiscal Year Ended
December 31, 2020 File No. 001-
36671

Dear Ms Ebbertt and Ms. Collins:

Atento S.A. (the “Company”) hereby submits this response to the comment letter dated January 12, 2022 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-referenced Annual Report on Form 20-F. For your convenience, we have restated below the Staff’s comment in bold, followed by the Company’s response.

Form 20-F for the year ended December 31, 2020

Notes to the Consolidated Financial Statements Note 22 - Revenue and Expenses, page F-62

1. We note your response to prior comment 1. We also note your disclosure on page F-12 that identifies various types of services you offer, including those provided through service agencies as well as consulting and advisory services. Please clarify whether the service agencies are third-party vendors and, if so, whether you act as an agent or principal in these transactions. Also tell us whether a typical arrangement includes various service offerings, including consulting and advisory services, and explain in more detail how you determined that all services qualify as one performance obligation. Specifically address how you considered the guidance in IFRS 15.22.

The Company acknowledges the Staff’s comment and advises the Staff that the term “service agencies” are delivery centers owned and operated by the Company at which its employees perform the customer relationship management and business process (“CRM BPO”) services for the Company’s customers. No third-party vendors are involved.

In addition, as noted in page F-12, the CRM BPO services include various service offerings, such as responding to customer inquiries, completing back-office processes and providing technical support over channels such as voice, SMS, email, chats and social media that at inception of the contract the customer chooses depending on the customer’s specific needs and based on the advice provided by the Company’s specialist. Such advice is erroneously referred to as services on page F-12. The Company undertakes these activities during the proposal phase of bidding for a contract in order to customize the Company’s offering. The Company believes that the tasks involving such advice do not involve the transfer of a service to the customer, as they are not offered to the customer separately. These are not considered incremental costs.

Lastly, in accordance with IFRS 15, paragraph 22b), The Company’s contracts with its customers typically involve the Company providing a series of distinct services such as responding to customer inquiries, completing back-office processes and providing technical support. The Company considers that its services are substantially the same, have the same pattern of transfer to the customer and are all provided in the context of a CRM BPO service. Each distinct service in the series meet the criteria to be a performance obligation satisfied over time as the customer receives and uses the benefits simultaneously and the same method is used to measure the entity’s progress towards complete satisfaction of the performance obligation to transfer each distinct service in the series to the customer. Accordingly, the Company considers these distinct underlying services as a single performance obligation.

2. Please explain your reference to service level agreements in response to prior comment 1 and describe further the variable consideration included in your arrangements. Also, revise to disclose the methods, inputs, and assumptions used to estimate variable consideration. Refer to paragraphs 53 - 54 of IFRS 15.

The Company acknowledges the Staff’s comment and in the response to the prior comment 1, the Company clarifies that the reference to service level agreements relates to the fact that consideration may vary depending on achievement or not of certain key performance indicators (“KPI”) agreed with the customer, such as average time to answer calls, the average call length, customer satisfaction scores, quality scores and customer churn rate.

Final consideration can vary if agreed KPIs are not met or exceeded. For example, if the average time to answer calls is higher than what was contractually agreed a penalty is triggered and consideration is reduced, conversely, if it is lower, then a bonus is triggered, and consideration increases.

In accordance with IFRS 15, paragraph 53, the Company estimates the amount of variable consideration using the most likely amount method and recognizes variable consideration as revenue only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company applies this method consistently throughout the contract when estimating the effect of an uncertainty on an amount of variable consideration to which it will be entitled. Management estimates variable consideration using actual data available to the Company at the time of monthly closing as well as the historical levels of achievement of the key performance indicators. For example, most of the company’s contracts include the application of performance bonuses or penalties based on average time to answer calls, average call length, customer satisfaction and quality scores are estimated based on data from the Company’s and customer’s systems about performance for these measures, while the application of performance bonuses or penalties based on customer churn rate are estimated based on available data from the Company’s and customer’s systems for these measures to the extent available and otherwise based on average historical achievement levels because the uncertainty for customer churn rate is resolved over several months. However, the Company generally bills its customers on a monthly basis based on the actual consideration to which it is entitled for. As such, estimated revenue is recognized only for the last month of the reporting period. The Company perform controls to assess and identify any material differences between the estimated amounts and actual amounts which historically have been immaterial.

3. Please provide your proposed revised revenue recognition policy and ensure that you address the disclosure requirements of IFRS 15, including paragraphs 119, 124 and 126

The Company acknowledges the Staff’s comment and will revise Note 3(p) to the consolidated financial statements for the year ended December 31, 2021 as follows.

Consistent revisions will be reflected in future annual reports on form 20-F to be filled by the Company.

p) Revenue from Contracts with Customers

The Atento Group principally generates revenue under contracts with customers for the provision of customer relationship management and business process (“CRM BPO”) services. Revenue from CRM BPO services is recognized over time as rendered, considering that the customer simultaneously receives and consumes the benefits as the Company satisfies its performance obligation, and at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

The contracts typically require the Atento Group to deliver CRM BPO services on behalf of customers such as responding to customer inquiries, completing back-office processes and providing technical support over channels such as voice, SMS, email, chats and social media. Atento’s contracts contain a series of distinct services which are provided over a period of time, are substantially the same and have the same pattern of transfer to the customer, so the Company considers these as a single performance obligation. Average days sales outstanding (“DSO”) was 66 days for 2020 and the average payment term was 30 days after invoicing. The Company recognizes revenue on an accrual basis during the period in which services are rendered, and for services delivered and not yet invoiced the Company recognizes unbilled revenue and trade receivables based on pricing contractually agreed by its customers and volume of services rendered.

Atento’s contracts contain service level agreements (SLAs), which are a form of Key Performance Indicators (KPI) of service performance such as average time to answer calls, the average call length, customer satisfaction scores, quality scores and customer churn rate.

(i)       Variable component

The variable component in contracts consists of bonus and penalties triggered by the achievement or breach of these agreed KPIs of service performance that have not been confirmed with the customer or that will be based on performance over periods in the future. Management estimates the amount of variable consideration by using the most likely amount method and recognizes variable consideration as revenue only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company applies this method consistently throughout the contract when estimating the effect of an uncertainty on an amount of variable consideration to which it will be entitled.

Management estimates variable consideration using actual data available to the Company at the time of monthly closing as well as the historical levels of achievement of the KPIs. For example, the application of performance bonuses or penalties based on average time to answer calls, average call length, customer satisfaction and quality scores are estimated based on data from the Company’s and customer’s systems about performance for these measures, while the application of performance bonuses or penalties based on end-customer churn rate, when applicable for specific contracts, are estimated based on available data from the Company’s and customer’s systems for these measures to the extent available and otherwise based on average historical achievement levels because the uncertainty for customer churn rate is resolved over a several months. The Company generally bills its customers on a monthly basis based on the actual consideration to which it is entitled for. As such, estimated revenue is recognized only for the last month of the reporting period. The Company perform controls to assess and identify any material differences between the estimated amounts and actual amounts which historically have been immaterial.

Some of Atento Group’s contracts include minimum monthly volume and minimum annual revenue commitments that require the customer to compensate the Group for a percentage of volumes and revenue shortfalls defined in the contracts. The variable component is estimated based on the forecasts of volume and revenue agreed with customers at inception of the contract and reviewed periodically, as well as the actual data available to the company used to determine if the Group should recognize revenue for a contract during the reporting period at either the minimum amount or based on price and volume.

(ii)       Fixed component

For most of the contracts that include a fixed component to determine the amount of consideration the Group expects to be entitled, revenue is recognized based on the actual service provided at the end of the reporting period, because the customer receives and uses the benefits simultaneously based on the infrastructure made available to the customer. This could be determined based on the actual labor hours previously agreed with the customer or based on the number of workstations made available.

The Company undertakes activities in anticipation of winning a contract and during the proposal phase of bidding for a contract in order to properly customize the Company’s offering to the potential customer’s needs. The performance of those tasks does not transfer a service to the customer as performed and are not charged to the customer nor recovered, therefore, those activities are not a performance obligation and are recognized as an expense when incurred.

If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,

/s/ Jose Antonio de Souza Azevedo

Jose Antonio de Souza Azevedo

Chief Financial Officer

Atento S.A.